UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CDK GLOBAL, INC.

(Name of Subject Company (Issuer))

CENTRAL MERGER SUB INC.

(Name of Filing Persons (Offeror))
a wholly owned subsidiary of

CENTRAL PARENT LLC

(Name of Filing Persons (Parent of Offeror))

BROOKFIELD CAPITAL PARTNERS VI L.P.

(Name of Filing Persons (Other))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12508E101

(Cusip Number of Class of Securities)

Dave Gregory

Doug Bayerd

Central Parent LLC

250 Vesey Street, 15th Floor

New York, New York 10281

212-417-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Leonard Kreynin

Cheryl Chan

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Central Merger Sub Inc., a Delaware corporation (“Purchaser”), and Central Parent LLC, a Delaware limited liability company (“Parent”), with the U.S. Securities and Exchange Commission on April 22, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of CDK Global, Inc., a Delaware corporation (“CDK” and such shares, the “Shares”), at a price of $54.87 per Share, without interest, to the holder in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated April 22, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 3. Identity and Background of Filing Person.

Item 3 of the Schedule TO is hereby amended by replacing the first sentence with the following sentence:

“ (a) - (c) The filing companies of this Schedule TO are (i) Parent, (ii) Purchaser and (iii) Brookfield Capital Partners VI L.P.”

Section 8–Certain Information Concerning Parent, Purchaser and Certain Related Parties is hereby amended and supplemented by inserting the following sentence after the last sentence of the third paragraph.

“The business telephone for BCP VI is 212-417-7000.”

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by inserting the following paragraph after the last paragraph of the subsection entitled “Antitrust Compliance–U.S. Antitrust Laws”:

“At 11:59 p.m., Eastern time, on May 6, 2022, the applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer expired.”

Item 11 of the Schedule TO is hereby amended and supplemented by inserting the following paragraph after the last paragraph of the subsection entitled “Antitrust Compliance–Canadian Antitrust Laws”:

“On April 25, 2022, the parties received an Advance Ruling Certificate from the Canadian Competition Bureau pursuant to section 102 of the Competition Act confirming that the Commissioner of Competition is satisfied that there would not be sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the Transaction.”

Item 12. Exhibits

Index No.
(a)(1)(A)*	Offer to Purchase, dated April 22, 2022.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement, published April 22, 2022 in The New York Times.

(a)(5)(A)*	Press Release of CDK, dated April 7, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CDK with the Securities and Exchange Commission on April 7, 2022).

(a)(5)(B)*	Press Release of Brookfield Business Partners L.P., dated April 7, 2022 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed by Brookfield Business Partners L.P. with the Securities and Exchange Commission on April 7, 2022).

(a)(5)(C)*	LinkedIn Post (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed by Brookfield Business Partners L.P. with the Securities and Exchange Commission on April 8, 2022).

(a)(5)(D)*	LinkedIn Post (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed by Brookfield Business Partners L.P. with the Securities and Exchange Commission on April 8, 2022).

(b)(1)*	Commitment Letter, dated as of April 12, 2022, among Central Parent LLC and certain other parties.

(d)(1)*	Agreement and Plan of Merger, dated April 7, 2022, by and among CDK, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CDK with the Securities and Exchange Commission on April 8, 2022).

(d)(2)*	Confidentiality Agreement, dated as of January 25, 2022, between CDK and Brookfield Capital Partners LLC.

(d)(3)*	Equity Commitment Letter, dated April 7, 2022, among Brookfield Asset Management, Inc., Brookfield Capital Partners VI L.P. and Central Parent LLC.

(d)(4)*	Limited Guarantee, dated April 7, 2022, among Brookfield Asset Management, Inc., Brookfield Capital Partners VI L.P. and CDK.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing fee table.

*     Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2022

CENTRAL MERGER SUB INC.

By:	/s/ David Gregory
Name: David Gregory
Title: Managing Partner

CENTRAL PARENT LLC

By:	/s/ David Gregory
Name: David Gregory
Title: Managing Partner

BROOKFIELD CAPITAL PARTNERS VI L.P.

By: Brookfield Capital Partners VI GP LLC, its general partner

By: Brookfield Capital Partners VI Officer GP LLC, its sole member

By:	/s/ David Gregory
Name: David Gregory
Title: Managing Partner